Record high operational EBIT for Marine Harvest
(Oslo, 15 February 2017) Marine Harvest achieved an operational EBIT of EUR 259 million in the fourth quarter of 2016, compared to EUR 90 million in the corresponding quarter of 2015.

Supported by the good results, a strong forward market, and a solid financial position, the Board has resolved a quarterly dividend of NOK 2.80 per share.
- Driven by high salmon prices on strong demand and reduced supply, we achieved record high operational results in the fourth quarter. It is very encouraging to see strong operational performance in all our entities, says CEO Alf-Helge Aarskog.
Marine Harvest also achieved an all-time high operational EBIT for the full year of EUR 700 million, compared to EUR 347 million in 2015.
- 2016 was a great year for Marine Harvest, with both record earnings and cash flow generation. I am very proud of the work all our colleagues have put in to achieve these results, Aarskog adds.
Marine Harvest Group reported operational revenues of EUR 1,018 million (EUR 867 million) in the fourth quarter of 2016. Total harvest volume was 99 634 tonnes in the quarter (110 551 tonnes). Harvest guidance for 2017 is 403 000 tonnes, which is in line with the previous guidance.
Salmon of Norwegian origin achieved an operational EBIT per kilo of EUR 2.70 (1.47) in the fourth quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of EUR 1.83 and EUR 3.33 respectively (EUR -0.30 and EUR 0.36). Salmon of Chilean origin reported operational EBIT per kilo of EUR 2.61 in the quarter (EUR -1.31). MH Consumer Products reported an operational EBIT of EUR 22.9 million (EUR 9.8 million). MH Feed reported an operational EBIT of EUR 10.8 million (EUR 8.0 million).
- We continue to strengthen the efforts in North America, with the new Dallas plant opening at the end of the fourth quarter and a new value-added facility opening in British Columbia in the end of the second quarter of 2017. Marine Harvest is also nominated to purchase farming assets on the East Coast of Canada, which in the future can further strengthen our supply to the North American market, says Aarskog.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Kim Galtung Døsvig, IR Officer & Head of Treasury, Mobile: +47 908 76 339

About Marine Harvest Group
Marine Harvest Group is the world's leading seafood company and largest producer of farmed salmon, with presence in 24 countries and a total of 12 400 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the
Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," "plan," "goal," "target," "strategy," and similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA's registration statement on Form 20-F filed in 2015, including the section captioned "Risk Factors," contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.